                                                                     EXHIBIT 3.5


                           CERTIFICATE OF DESIGNATION

                                       OF

                           SERIES C 5.5% CONVERTIBLE

                                PREFERRED STOCK

                                       OF

                          WABASH NATIONAL CORPORATION

             Pursuant to Section 151 of the General Corporation Law

                            of the State of Delaware

                  I, Donald J. Ehrlich, President and Chief Executive Officer of Wabash National Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, DO HEREBY CERTIFY:

                  That pursuant to the authority conferred upon the Board by the Certificate of Incorporation of the Corporation, the said Board on May 4, 1998 adopted the following resolution creating a series of 170,000 shares of Preferred Stock designated as "Series C 5.5% Convertible Preferred Stock":

                  RESOLVED, that pursuant to the authority vested in the Board of this Corporation (the "Board") in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be and it is hereby created, and the designation and amount thereof and the voting rights or powers (including voting powers), preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

                  Section 1. Designation and Amount.

                  1A. The designation of the series of Preferred Stock, $.01 par value per share, provided for herein shall be "Series C 5.5% Convertible Preferred Stock" (hereinafter referred to as the "Series C Preferred"), and the number of shares constituting the Series C Preferred shall be 170,000.

                  1B. All shares of Series C Preferred purchased or otherwise acquired by the Corporation shall be retired and canceled and shall be restored to the status of authorized but unissued shares existing or hereafter created (the "Senior Preferred Stock"), (ii) on a parity with any other series of Preferred Stock duly established by the Board, the terms of which do not provide that such series shall rank junior to the Series C Preferred, whether now existing or hereafter created (the "Parity Preferred Stock") including, without limitation, the Corporation's Series B 7% Cumulative Convertible Exchangeable Preferred Stock, and (iii) prior to any other series of Preferred Stock duly established by the Board, the terms of which provide that such series shall rank junior to the Series C Preferred (the "Junior Preferred Stock") and any other class or series of capital stock of the Corporation, including, without limitation, all classes of the Common Stock, par value $0.01 per share, of the Corporation, whether now existing or hereafter created (the "Common Stock"); all of such classes or series of capital stock of the Corporation to which the Series C Preferred ranks prior, including without limitation the Junior Preferred Stock and the Common Stock, and including, without limitation, junior securities convertible into or exchangeable for other junior securities or phantom stock representing junior securities, are collectively referred to herein as "Junior Securities."

                  Section 2. Dividends.

                  2A. Holders of the Series C Preferred shall receive, when, as and if declared by the Board out of the funds of the Corporation legally available therefor, cash dividends at the annual rate of 5.5% per share, subject to adjustment as provided below. Dividends with respect to the Series C Preferred shall be declared and paid quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing September 15, 1998, each a "Dividend Payment Date" (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board). Dividends on the Series C Preferred shall be cumulative (whether or not declared by the Board) and will accrue from the date of original issuance whether or not at the time such dividend shall accrue or become due or at any time there shall be funds legally available for the payment of dividends. Any dividend that is declared but not paid on the respective dividend payment date shall be increased by an amount equal to the London Interbank offered rate plus 50 basis points on the unpaid amount beginning on the date immediately following the Dividend Payment Date and ending on the date such dividend is paid. Dividends shall be payable to the holders of record as they appear on the stock books of the transfer agent for the Corporation on such record dates, which shall be not more than 30 days preceding each Dividend Payment Date, as shall be fixed by the Board. Dividends payable on the Series C Preferred for any period shorter or longer than a full dividend period will be computed on the basis of a

360-day year consisting of twelve 30-day months. Dividends on the Series C Preferred for each full dividend period shall be computed by dividing the annual dividend rate by four.

                  2B. If dividends are not paid in full upon the Series C Preferred and any other Parity Preferred Stock, all dividends declared upon shares of Series C Preferred and such other Parity Preferred Stock shall be declared pro rata so that in all cases the amount of dividends declared per share on the Series C Preferred and the other Parity Preferred Stock bear to each other the same proportion that the respective dividend rates of such shares of the Series C Preferred and the other Parity Preferred Stock bear to each other. Except as set forth above, unless full cumulative dividends on the Series C Preferred have been paid and funds set aside, dividends (other than dividends paid solely in Common Stock or Junior Securities or rights to acquire the foregoing) may not be paid or declared and set aside for payment and other distributions may not be made upon the Common Stock or Junior Securities nor may any Common Stock, Junior Securities or rights to acquire the foregoing be redeemed, purchased, or otherwise acquired for any consideration by the Corporation (except for repurchases from employees under employee benefit plans and by conversion into or exchange for Common Stock or Junior Securities).

                  Section 3.        Liquidation.

                  In the event of any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the holders of shares of Series C Preferred shall be entitled to receive out of the assets of the Corporation legally available for distribution to stockholders (whether representing capital or surplus), before any payment or distribution shall be made on the Common Stock or any other Junior Securities (but after distribution of such assets among, or payment thereof over to, creditors of the Corporation and to holders of any stock of the Corporation with liquidation rights senior to the Series C Preferred, including holders of Senior Preferred Stock), the Liquidation Value Per Share plus the amount of any dividends accrued thereon through the date of distribution (the "Series C Preferred Liquidation Distribution"). After the Series C Preferred Liquidation Distribution has been made, the holders of shares of Series C Preferred shall not be entitled to any further participation in any distribution of assets of the Corporation. If the assets distributable upon such dissolution, liquidation or winding up (as provided above) shall be insufficient to pay cash in an amount equal to the amount of the Series C Preferred Liquidation Distribution to the holders of shares of Series C Preferred and the full amounts owing upon dissolution, liquidation or winding up to holders of any class of Parity Preferred Stock, then such assets or the proceeds thereof shall be distributed among the holders of the Series C Preferred and Parity Preferred Stock ratably in proportion to the respective amounts of the Series C Preferred Liquidation Distribution and the liquidation preferences of the Parity Preferred Stock to which they otherwise would be entitled. The merger or consolidation of the Corporation into or with one or more other non-affiliated persons or entities, a merger or consolidation of any other non-affiliated person or entity with or into the Corporation upon the completion of which the stockholders of the Corporation prior to the merger or consolidation no longer hold a majority of the outstanding equity securities of the Corporation or the transfer (by lease sale, conveyance, exchange or other transfer) of all or substantially all of the property or assets of the Corporation in a single transaction or through a series of related transactions, to another person or entity or group of affiliated persons or entities or the entering of any subsidiaries of the Corporation into any such transaction or transactions if such transactions in the aggregate would result in a sale of all or substantially all of the properties or assets of the Corporation and its subsidiaries on a consolidated basis (any such event or events, a "Reorganization Event") shall, at the option of the holders of at least 50% of the Series C Preferred, be deemed to be a Liquidation of the Corporation. In no event shall the sale, transfer, conveyance or exchange of such property to a wholly owned affiliate of the Company constitute a Reorganization Event.

                  Section 4.        Voting Rights.

                  4A. The holders of the Series C Preferred shall be entitled to notice of all stockholders meetings in accordance with the Corporation's bylaws, and except as otherwise required by law or hereinafter provided, the holders of the Series C Preferred shall be entitled to vote on all matters submitted to the stockholders for a vote together with the holders of the Common Stock and any other series of capital stock entitled to vote together with the Common Stock, as a single class, and each share of Series C Preferred shall be entitled to one vote for each share of Common Stock that would be issuable upon conversion of such share on the record date for determining eligibility to participate in the action being taken.

                  4B. Without the affirmative vote of the holders of at least a majority of the outstanding shares of Series C Preferred, voting separately as a class, the Corporation shall not directly or indirectly (i) alter or change the provisions of the Certificate of Incorporation (including through any Certificate of Amendment or Certificate of Designation relating to, or Certificate of Merger or Consolidation which alters or changes or converts pursuant to a merger or consolidation, the Series C Preferred) so as to adversely affect (within the meaning of Section 242(b)(2) of the General Corporation Law of the State of Delaware) the powers (including voting powers to which each such share is entitled relative to the shares of Common Stock or other capital stock outstanding immediately prior to such alteration, change or conversion except as such voting powers may be affected by the authorization of any new series of Parity Preferred Stock having the same voting rights (other than the right to vote as part of the same class as the Series C Preferred under the rights granted to the Series C Preferred under this Section 4) as Series C Preferred or by the authorization of any other shares of any class which are not entitled to vote together with Series C Preferred in any class vote), preferences or special rights of Series C Preferred or (ii) authorize or create any Senior Preferred Stock or any other class of stock senior to the Series C Preferred as to dividends or upon liquidation.

                  Section 5. Optional Conversion.

                  5A. At any time and from time to time after the initial issuance of Series C Preferred, any holder of a share of Series C Preferred may convert that share of Series C Preferred held by such holder into a number of shares of Common Stock obtained by dividing $100.00, plus the amount of accrued and unpaid dividends as of the date of conversion, by the applicable Conversion Price. The Conversion Price shall initially be $35.00.

                  5B. Conversion Procedure.

                  (i) Any holder of shares of Series C Preferred desiring to convert any portion thereof into Common Stock shall surrender each certificate representing one or more shares of such Series C Preferred to be converted, duly endorsed in favor of the Company or in blank and accompanied by proper instruments of transfer, at the principal business office of the Company (or such other place as may be designated by the Company), and shall give written notice to the Company at that office of its election to convert the same, setting forth therein the name or names (with the address or addresses) in which the shares of Common Stock are to be issued.

                  (ii) As soon as possible after a conversion has been effected (but in any event within three business days in the case of subparagraph (a) below), the Company shall deliver to the converting holder:

                  (a) a certificate or certificates representing the number of shares of Common Stock issuable by reason of such conversion in such name or names and such denomination or denominations as the converting holder has specified; and

                  (b) a certificate representing any shares of Series C Preferred which were represented by the certificate or certificates delivered to the Company in connection with such conversion but which were not converted.

                  (iii) The issuance of certificates for shares of Common Stock upon conversion of Series C Preferred shall be made without charge to the holders of such Series C Preferred for any issuance tax in respect thereof or other cost incurred by the Company in connection with such conversion and the related issuance of shares of Common Stock.

                  (iv) The Company shall not close its books against the transfer of Series C Preferred or of Common Stock issued or issuable upon conversion of Series C Preferred in any manner which interferes with the timely conversion of Series C Preferred. The Company shall assist and cooperate (but the Company shall not be required to expend substantial efforts or funds) with any holder of Series C Preferred required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of shares of Series C Preferred hereunder (including, without limitation, making any filings required to be made by the Company).

                  (v) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon the conversion of the Series C Preferred, not less than the number of shares of Common Stock issuable upon the conversion of all outstanding Series C Preferred that may then be exercised. All shares of Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Company shall take all such actions as may be necessary to ensure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

                  5C. Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, recapitalization or otherwise) the outstanding shares of Common Stock into a greater number of shares, pays a dividend or distribution on its Common Stock in shares of Common Stock, combines its outstanding Common Stock into a smaller number of shares or issues any shares of Common Stock by reclassification of its Common Stock, the Conversion Price in effect immediately prior thereto shall be proportionately adjusted so that the holder of any Series C Preferred thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which such holder would have owned or been entitled to receive after the happening of any of the events described above had such shares been converted immediately prior to the happening of such event or the record date therefor, whichever is earlier.

                  5D. Reorganization, Reclassification, Consolidation, Merger or Sale. In connection with any merger, consolidation, reorganization or sale of all or substantially all of the Corporation's assets (a "Reorganization Event"),
(i) the holders of Series C Preferred shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Series C Preferred, such shares of stock, securities, cash or other assets (or, if not practicably attainable, the reasonable equivalent thereof) as such holder would have received in connection with such Reorganization Event if such holder had converted its Series C Preferred immediately prior to such Reorganization Event, and (ii) dividends and amounts in respect of dividends hereunder payable in shares of Common Stock prior to such Reorganization Event shall be payable, in lieu of each share of Common Stock, in such shares of stock, securities, cash or other assets (or reasonable equivalent thereof) as the holder of one share of Common Stock received in connection with such Reorganization Event. The Company shall make appropriate provisions to ensure that the requirements of the previous sentence are effected.

                  (i) Issuance of Rights. In case at any time the Corporation shall issue to all holders of Common Stock any warrants or other rights to subscribe for or to purchase Common Stock (such warrants or rights being called "Options") whether or not such Options are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options, shall be less than the applicable current market price of the Common Stock (deemed to be the average of the last reported sales prices for the ten consecutive trading days ending two trading days before the date in question (or the average of the reported closing bid and asked prices, if last sale prices are not reported, on such principal securities exchange or quotation system on which the Common Stock is then listed)), then the Conversion Price in effect immediately prior thereto shall be adjusted by multiplying the Conversion Price by a fraction, the numerator of which shall be the sum of (a) the number of shares of Common Stock outstanding on the record date for the issuance of such Options and (b) the number of shares which the aggregate proceeds from the exercise of such Options would purchase at such current market price, and the denominator of which shall be the sum of (a) the number of shares of Common Stock outstanding on such record date and (b) the number of additional shares of Common Stock offered for subscription or purchase.

                  (ii) Change in Option Price. If the purchase price provided for in any Option referred to in subparagraph (i) shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the applicable Conversion Price for the Series C Preferred at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchased price, at the time initially granted, issued or sold; and on the expiration of or exchange of such Option, the Conversion Price then in effect hereunder shall forthwith be increased to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option, to the extent outstanding immediately prior to such expiration or termination, never been issued.

                  5F. Notices. As soon as reasonably practicable following any adjustment of the Conversion Price, the Company shall give written notice thereof to all holders of Series C Preferred, setting forth in reasonable detail and certifying the calculation of such adjustment.

                  Section 6. Mandatory Conversion

                  (a) Each share of Series C Preferred shall automatically and without further action on the part of the holder thereof be converted into a number of shares of Common Stock determined in accordance with Paragraph 6(b) on the first business day following the earlier to occur of the following events: (i) the average trading price of a share of Common Stock during a period of twenty (20) consecutive trading days (determined by taking the average of the last reported sale prices of a share of Common Stock on the New York Stock Exchange during those twenty trading days or, if the stock is not then traded on such exchange, the average of the reported closing prices of a share of Common Stock on any national market system on which the stock is then listed, or if the stock is not so listed, as determined in the reasonable judgment of the Board of Directors of the Corporation) exceeds the then applicable Conversion Price or (ii) whenever dividends payable on the Series C Preferred Stock shall be in arrears in an amount equal to at least two full quarterly dividends on the Series C Preferred outstanding. The Corporation shall give prompt written notice of the occurrence of any mandatory conversion event to all holders of Series C Preferred.

                  (b) The number of shares of Common Stock issuable upon a mandatory conversion of a share of Series C Preferred shall be: (i) equal to the number of shares of Common Stock obtained by dividing $100 plus accrued and unpaid dividends as of the date of conversion by the then applicable Conversion Price in the case of a mandatory conversion in accordance with Paragraph 6(a)(i); or (ii) equal to the number of shares of Common Stock obtained by dividing $100 plus accrued and unpaid dividends as of the date of conversion by the last reported sale price of a share of Common Stock on the New York Stock Exchange on the second business day preceding such date (or, if the stock is not then traded on such exchange, the reported closing price of a share of Common Stock on any national market system on which the Common Stock is then listed, or if the Common Stock is not so listed, the fair market value of a share of Common Stock as determined in the reasonable judgment of the Board of Directors).

                  Section 7. Registration of Transfer.

                  The Corporation shall keep at its principal office a register for the registration of issuances and transfers of Series C Preferred. Upon the surrender of any certificate representing Series C Preferred at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of Series C Preferred represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of Series C Preferred as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series C Preferred represented by such new certificate from the date to which dividends have been fully paid on such Series C Preferred represented by the surrendered certificate.

                  Section 8. Replacement.

                  Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series C Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor, its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of Series C Preferred represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Series C Preferred represented by such new certificate from the date to which dividends have been fully paid on the shares of Series C Preferred represented by such lost, stolen, destroyed or mutilated certificate.

                  Section 9. Notices.

                  Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

                  IN WITNESS WHEREOF, I have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this _____ day of _____________________, 1998.



                                           -------------------------------------
                                           Donald J. Ehrlich
                                           President and Chief Executive Officer

ATTEST:


------------------------------
Connie L. Koleszar
Secretary